UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-12122

WINCROFT, INC.
(Name of Small Business Issuer in its charter)

Colorado	84-0601802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

c/o American Union Securities, Inc. 100 Wall St. 15th Floor New York, NY 10005 (Address of principal executive offices and Zip Code)

212-232-0120 (Registrant's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

November 21, 2007

This Information Statement is being furnished to holders of record as of November 20, 2007 of the common stock of Wincroft, Inc. a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “34 Act”), and Rule 14f-1 promulgated thereunder.

No vote or other action by our shareholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to “we”, “us” and “our” are to Wincroft, Inc.

CHANGE IN CONTROL OF THE COMPANY

On November 8, 2007, Synergy Business Consulting, Inc. sold to Ying Wang 3,576,400 shares of our common stock, which represent 80.55% of our outstanding shares.  The shares were sold in a private transaction for gross proceeds of $550,000 (the “Share Purchase”). The source of cash for the Share Purchase was Ying Wang’s personal funds.  In connection with the Share Purchase, Bartly J. Loethen, who had been the sole member of our Board of Directors, appointed Xiaojin Wang to serve on the Company’s board of directors.  Mr. Loethen also resigned from his positions as chairman, chief financial officer, president, vice president, treasurer and secretary of the Company, and the Board of Directors appointed Xiaojin Wang to those positions.

Ten days after this Information Statement is mailed to our shareholders of record, Mr. Loethen will resign from the Board of Directors and Xiaojin Wang will be the sole director of the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 75,000,000 shares of common stock.  On November 8, 2007, there were 4,440,100 shares of common stock issued and outstanding.  The following table sets forth certain information regarding the Company’s outstanding shares of common stock beneficially owned by (1) each person who beneficially owns more than five percent of the Company’s common stock, (2) each of the members of the Board of Directors, and (3) all of the Company’s directors and executive officers as a group.  The information relating to share ownership is based upon information furnished to the Company by the shareholders.  Based on information supplied by the shareholders, the Company believes that the beneficial owners of the common stock have sole investment and voting power with respect to the common stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Ying Wang c/o American Union Securities 100 Wall St. 15th Floor New York, NY 10005	3,576,400	80.55%
Bartly J. Loethen Xiaojin Wang All officers and directors as a group (2 persons)	0 0 0	0.00% 0.00% 0.00%
TOTAL	3,576,400	80.55%

NEW DIRECTOR AND EXECUTIVE OFFICER

Upon the closing of the Share Purchase, Xiaojin Wang was appointed to serve as a member of the Board of Directors.  The Board then elected Xiaojin Wang to serve as chairman, chief financial officer, president, vice president, treasurer and secretary of the Company.  Upon the resignation of Bartly J. Loethen, Xiaojin Wang will constitute our entire board.  Directors serve until the next annual meeting of the shareholders and until their successors are elected and qualify.  Information regarding Xiaojin Wang follows:

Xiaojin Wang.  Since 1995, Ms. Wang has been employed as Chief Operations Officer of Warner Technology and Investment Corp. a New Jersey corporation. Warner Technology provides international training and market consulting services. Warner is licensed by the People's Republic of China to serve as an official host for Chinese government officials and business executives in the US. As part of the hosting process Warner also provides training programs to assist visiting Chinese officials and business executives with the transition to doing business in the US. These services include market and product analysis, assistance with product distribution and distribution agreements, joint ventures, and introductions to strategic partners. Ms. Wang holds a M.S. degree in Computer Science that was awarded in 1989 by the City College of New York.  She is 51 years old.

Code of Ethics

Wincroft, Inc. does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating and Audit Committee

The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

Xiaojin Wang has not received any compensation from Wincroft, Inc.  It is not currently contemplated that Xiaojin Wang will be compensated for serving as an officer and director of the Company.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of Wincroft, Inc. prior to the Share Purchase:

Name

         Age       Position Held

   Director Since

Bartly J. Loethen

          43        Chief Executive Officer, Chief             2007

       Financial Officer, Director

Bartly Loethen served as Chairman, Chief Financial Officer, President, Vice President, Secretary, Treasurer and Director of the Company from March 2007 until November 2007. Mr. Loethen is an attorney and founding partner of Synergy Law Group, L.L.C. He practices corporate law.  His experience includes working with privately-held companies, public companies, mergers and acquisitions, private placement investments, financing transactions, and licensing matters, as well as general corporate matters.   Prior to the practice of law, Mr. Loethen was a Revenue Agent with the Internal Revenue Service.   Mr. Loethen holds a B.S. /B.A. in Accounting from the University of Missouri (1986), is a certified public accountant, and received his J.D. from the University Of Illinois College Of Law (1994).

Executive Compensation

Mr. Loethen was not paid any compensation for his services as an officer and director of Wincroft, Inc.  He is not entitled to any compensation by reason of the termination of his positions as officer and director or by reason of the change in control of Wincroft, Inc.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Wincroft’s common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.

November 21, 2007

By Order of the Board of Directors:

/s/ Xiaojin Wang

Xiaojin Wang, Chairman